December 5, 2012

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attn: Mr. Shaz Niazi or Mr. James Lopez

Mr. John Reynolds, Assistant Director

100 F Street, NE

Washington, DC 20549

(202) 551-3121

RE:	MIT Holding, Inc.
Schedule 14C
Filed November 21, 2012
File No. 000-53980
REPLY TO SEC COMMENT LETTER DATED 12.4.12

Dear Mr. Niazi:

Listed below please find our answers to your questions #1 through #4:

QUESTION:

General

1.	It appears that you have not filed proxy statements or information statements relating to annual shareholder meetings. With a view to revised disclosure, please advise us whether you are relying on provisions of state law or your charter for not holding annual meetings and, if so, which provisions. If you have not complied with relevant provisions in state law or your charter, please advise us, with a view to disclosure, of the consequences and your intent with respect to holding annual meetings in the future.

RESPONSE:

The Company has not held its formal annual shareholder meetings. The Company will hold its Annual Shareholder’s Meeting on June 27, 2013 in Savannah, Georgia at 2pm. All proxy statements will be mailed by May 15, 2013 and will have a deadline to respond of June 26, 2013.

POST OFFICE BOX 13663

Savannah, Georgia 31416

(912) 925.1905

1

QUESTION:

Information Statement Cover Page

2.	We note your reference to the information statement being “mailed on or about November 25, 2012.” Please revise this statement to leave the date blank until you file your definitive information statement. Please note that you must clear our comments before filing the definitive information statement.

RESPONSE:

On the revised statement, we will leave the date blank as you suggested.

QUESTION:

Amendment to Certificate of Incorporation

3.	Please revise your disclosure to state briefly the reasons for and the general effect of the amendment. With respect to the general effect, please also include disclosure regarding the anti-takeover effect the amendment may have and any risk that the intended effect may not occur. Please see Item 19 of Schedule 14A for guidance. Also, with a view to revised disclosure, please advise us where the current revised and restated charter is filed.

RESPONSE:

Our Board elected to seek approval of the Articles of Amendment through the written consent of the Majority Stockholders for the following reason:

In order to assure that it has sufficient available common stock available for general corporate purposes including, without limitation, equity financings, acquisitions, conversation of debt, establishing strategic relationships with corporate partners, providing equity incentives to employees, stock splits or other recapitalizations.

POST OFFICE BOX 13663

Savannah, Georgia 31416

(912) 925.1905

2

To the extent that additional authorized shares are issued in the future, such issuance may decrease our existing stockholders' percentage equity ownership and, depending on the price at which they are issued, could be dilutive to our existing stockholders. The holders of our Common Stock have no preemptive rights to subscribe for additional securities that may be issued by the Company, which means that current stockholders do not have a prior right to purchase any new issue of capital stock of the Company in order to maintain their proportionate ownership of Common Stock. In addition, if the Board elects to cause the Company to issue additional shares of Common Stock or securities convertible into or exercisable for Common Stock, such issuance could have a dilutive effect on the voting power and earnings per share of existing stockholders. The increase in our authorized capital will not have any immediate effect on the rights of our existing stockholders.

The increase in the number of authorized shares and the subsequent issuance of such shares could have an anti-takeover effect, although this is not the intent of the Board in initiating the Amendment. For example, if the Board issues additional shares in the future, such issuance could dilute the voting power of a person seeking control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary transaction opposed by the Board. Any such issuance of additional stock could have the effect of diluting our earnings per share and book value per share of outstanding shares of our Common Stock or the stock ownership and voting rights of a person seeking to obtain control of the Company. The relative rights and limitations of the shares of Common Stock will remain unchanged under the Amendment.

The company’s Certificate of Incorporation and all amendments or modifications to that Certificate are on file with the State of Delaware.

QUESTION:

Security Ownership of Certain Beneficial Owners and Management

4.	Please identify the natural person with voting and dispositive control over the shares attributed to Reeseman Corp.

RESPONSE:

Walter H.C. Drakeford, and /or Michael E. Martin

POST OFFICE BOX 13663

Savannah, Georgia 31416

(912) 925.1905

3

The company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For any additional information, please do not hesitate to contact the undersigned.

Yours truly,

/s/ Walter H.C. Drakeford
Walter H.C. Drakeford
CFO, Co-President, Co-Chairman

POST OFFICE BOX 13663

Savannah, Georgia 31416

(912) 925.1905

4